FORM 4                                   OMB APPROVAL

|_|Check this box if no longer                    OMB Number      3235-0287
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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                   Filed pursuant to Section 16(a) of the
 Securities Exchange Act of 1934, Section 17(2) of the Public Utility See
    Instruction 1(b) Holding Company Act of 1935 or Section 30(f) of the
                       Investment Company Act of 1940

                          (Print or Type Responses)



------------------------------------------   --------------------------------------------   ---------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person(s)
                                                                                               Person(s) to Issuer
                                                                                               (Check all applicable)
   Holz    Robert                               Bravo! Foods International Corp.               _X_  Director   ____  10% Owner
                                                                                               _ _  Officer (give title below)
------------------------------------------   -------------------  -----------------------      _ _  Other  (specify below)
   (Last)  (First)    (Middle)               3. IRS or Social     4. Statement for
c/o Bravo! Foods International Corp             Security Number      Month/Year             ---------------------------------------
11300 US Highway 1, Suite 202                   of Reporting         8/ 2001                7. Individual or Joint/Group Filing
------------------------------------------      (Voluntary)       -----------------------      (Check Applicable Line)
   (Street)                                                       5. If Amendment,          _X_ Form filed by One Reporting Person
                                                                     Date of Original       _ _ Form filed by More than One
North Palm Beach    FL         33408                                 (Month/Year)               Reporting Person
------------------------------------------   -------------------  -----------------------   ---------------------------------------
(City)              (State)    (Zip)

                         Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                         --------------------------------------------------------------------------------


--------------------- ------------ ------------- ---------------------------------- ------------------ ------------ -------------
1. Title of Security  2.Trans-     3.            4. Securities Acquired (A)         5. Amount of       6. Owner     7. Nature of
     (Instr. 3)       action          Trans-     or Disposed of (D)                 Securities         -ship        Indirect
                      Date            action     (Instr. 3, 4 and 5)                Beneficially       Form:        Beneficial
                                      Code                                          Owned at           Direct (D)   Ownership
                                      (Instr. 8)                                    End of Month       Indirect (I) (Instr. 4)
                      (Month/                                                       (Instr. 3 and 4)   (Instr. 4)
                       Day/
                       Year)

                                    ------------- ----------------------------------
                                    ------ ------ ------------ ------ --------------
                                    Code     V       Amount    (A)or     Price
                                                                (D)
----------------------- ----------- ------ ------ ------------ ------ -------------- ------------------ ------------ -------------
Common Stock            8-23-01     P             125,000      A      $0.25/share    125,000            D
----------------------- ----------- ------ ------ ------------ ------ -------------- ------------------ ------------ -------------

----------------------- ----------- ------ ------ ------------ ------ -------------- ------------------ ------------ -------------

----------------------- ----------- ------ ------ ------------ ------ -------------- ------------------ ------------ -------------
----------------------- ----------- ------ ------ ------------ ------ -------------- ------------------ ------------ -------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction
4(b)(v).
SEC 1474 (7-96)




FORM 4 (continued)       Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                         (e.g., puts, calls, warrants, options, convertible securities)

---------------- --------- -------- -------- ------------------ ------------- ------------------- -------- --------- ------- -------
1.Title of Deri- 2.Conver- 3.Trans- 4.Trans- 5.Number of Deriv- 6.Date Exer-  7.Title and Amount  8.Price  9.Number  10.Own- 11.Nat
vative Security  sion or   action   action   ative Securities   cisable and   of Underlying Sec-  of Deri- of Deri-  ership  ure of
(Instr. 3)       Exercise  Date     Code     Acuired (A) or     Expiration    uritieis            vative   vative    Form of Benefi
                 Price of  (Month   (Instr.  Disposed of (D)    Date          (Instr. 3 and 4)    Security Securit-  Deriva- cial
                 Deri-     Day/     8)       (Instr. 3,4 and 5) (Month/Day                        (Inst.5) ies Bene- tive    Indir-
                 vative    Year)                                Year)                                      ficially  Securi- ect
                 Security                                                                                  owned at  ty: Di- owner-
                                                                                                           end of    rect(D) ship
                                                                                                           Month     or In-  (Inst.
                                                                                                           (Instr.4) dirct(I)  4)
                                                                                                                     (Inst.4)

                                    -------- ------------------ ------------- -------------------
                                    ---- --- -------- --------- ----- ------- ------- -----------
                                                                Date  Expir-  Title   Amount or
                                                                Exer- ation           Number of
                                    Code  V    (A)       (D)    cis-  Date            Shares
                                                                      able
---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- -----
Employee Stock Option
 (right to buy)
---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- -----

---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- -----

---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- -----

---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- -----

Explanation of Responses:



By: /s/ Robert Holz 9-25-01

**Signature of Reporting Person Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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